Exhibit 21.1
Listed below are the significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) of P3 Health Partners Inc. as of December 31, 2025. This list does not include Company subsidiaries that did not meet the conditions required to be deemed a significant subsidiary as of December 31, 2025.

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Organization
P3 Health Partners, LLC	Delaware
P3 Health Partners-Nevada, LLC	Delaware
P3 Health Partners-Oregon LLC	Delaware